NPQ Holdings Limited

190 Toa Payoh Lorong 6 #02-514

Singapore 310190

January 27, 2017

Stephen Krikorian

Accounting Branch Chief

Office of Information Technology and Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	NPQ Holdings Limited
Amendment No. 4 to
Registration Statement on Form S-1
Filed January 12, 2017
File No. 333-212517

Dear Sir:

Prospectus Summary, page 3

Comment 1. Regarding your revisions in response to prior comment 5, please consider further revising the summary to include a brief description of the nature of your proposed business, the status of its development, and any material obstacles and uncertainties that may preclude completion of product development and ultimate achievement of your business plan besides fundraising.

Response 1.    The Registration Statement has been revised on page 3 accordingly. We have included the description of the nature of our proposed business, and completion of our SoLoMo App and NPQ Restaurant Management System.

Comment 2.    Please further revise your disclosure in accordance with prior comment 6 to include your net loss and accumulated deficit for the latest available period. Also similarly revise the related disclosure in the first risk factor on page 7.

Response 2.    The Registration Statement has been revised on page 4 and page 7 accordingly. The net loss and accumulated deficit for the latest available period is included.

Risk Factors

“We are an ‘emerging growth company’ and intend to take advantage . . . ,” page 19

Comment 3.    We note your revised disclosure in response to prior comment 11 does not clarify the extent to which these reduced reporting requirements will continue to be available to you as long as you remain a smaller reporting company. Please revise in accordance with our comment.

Response 3.    The Registration Statement has been revised on page 20, regarding the risk described in Comment 3.

Management, page 48

Comment 4.    Your revised disclosure in response to prior comment 17 suggests that Mr. Liew Siow Gian Patrick is an employee of your company rather than solely a director. Please clarify or revise the table to disclose his additional position. Also clarify on page 48 whether the number of hours that he devotes to your business is a weekly or monthly estimate.

Response 4. The Registration Statement has been revised on Page 48, as follows: “We have commenced only limited operations, and currently have two employees - our Officers and Directors, Mr. Lim Wee Lee and Mr. Liew Wan Kong Gordon devote their full time to our operations. Mr. Liew Siow Gian Patrick is not an employee but as a director, devotes 10 to 20 hours to our operations weekly.” Furthermore, the Registration Statement is revised on Page 60, as follows: “We have no significant employees other than the executive officers described earlier.”

Executive Compensation, page 53

Comment 5.    In response to prior comment 20 you disclose that the aggregate grant date fair value of the common stock was $90,000. Please reconcile this amount with the $10,000 on page 55. Also disclose information regarding this unregistered issuance in accordance with Item 701 of Regulation S-K.

Response 5.    The Registration Statement has been revised accordingly to disclose this unregistered issuance on page 55. Mr. Liew Wan Kong paid $10,000 in term of cash and $90,000 in term of his service to NPQ Holdings Limited, in exchange of his 1,000,000 shares of common stock of NPQ Holdings Limited. The fair value of his 1,000,000 shares was determined as $100,000. Mr. Liew Wan Kong Gordon paid $10,000 cash to the company, so the stock award on page 53 was stated as $90,000.

Certain Relationships and Related Transactions, page 54

Comment 6.    You disclose in Note 6 on page F-18 that you were obligated to pay Greenpro Venture Capital Limited $45,000 upon the filing of this registration statement and will be obligated to pay $60,000 upon its effectiveness. Please disclose these transactions pursuant to Item 404(a) of Regulation S-K. Furthermore, file the consulting agreement that provides for them as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response 6.    The Registration Statement has been revised accordingly on page 55 and F-18 pursuant to Item 404(a) of Regulation S-K. Furthermore, the consulting agreement is provided as exhibit 10.2.

Recent Sales of Unregistered Securities, page II-1

Comment 7.    You disclose in Note 6 on page F-18 that you issued $4,000 of convertible promissory notes to three individuals. Please revise to disclose information regarding this issuance, including the class of persons to whom the securities were sold. Refer to Item 701 of Regulation S-K. Furthermore, revise the disclosure on page 35 that indicates that there are no securities convertible into shares of your common stock and provide the information required by Item 201(a)(2) of Regulation S-K.

Response 7.    The Registration Statement has been revised accordingly on page 35 and F-18 to disclose those information pursuant to Item 201(a)(2) of Regulation S-K and Item 701 of Regulation S-K respectively.

Sincerely,

NPQ HOLDINGS LIMITED

/s/ Lim Wee Lee

Lim Wee Lee

Chief Executive Officer